UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*



                              ROWAN COMPANIES, INC.
                         -----------------------------
                                (Name of Issuer)

                          Common Stock, $.125 Par Value
                     -------------------------------------
                         (Title of Class of Securities)

                                    779382100
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 12, 1996
                         ------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_] . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 779382100                                            Page 2 of 6 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               George Soros (in the capacity described herein)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [_]

3       SEC Use Only

4       Source of Funds*

               AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
 Number of                          6,784,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          0
    Each
  Reporting           9      Sole Dispositive Power
   Person                           6,784,000
    With
                      10     Shared Dispositive Power
                                    0

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    6,784,000

12      Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
        [X]

13      Percent of Class Represented By Amount in Row (11)

                                 7.93%

14      Type of Reporting Person*

               IN; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages


               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, $.125 par value (the "Shares"), of Rowan Companies, Inc. (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D dated May 29, 1996 and Amendment No. 1 thereto dated August 15, 1996 (collectively the "Initial Statement"). This Amendment No. 2 is being filed by the Reporting Person (as defined below) to report the recent acquisition of Shares for the account of Quantum Partners LDC, a Cayman Islands exempted limited duration company ("Quantum Partners"), as a result of which the percentage of the class of Shares of which the Reporting Person may be deemed to be the beneficial owner has increased by more than one percent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement. The Initial Statement is amended as set forth herein.

Item 3.        Source and Amount of Funds or Other Consideration.

               Quantum  Partners  expended  approximately   $29,858,732  of  its
working capital to purchase the Shares which are reported herein as having been purchased for its account during the last 60 days.

               The Shares held for the accounts of the  Reporting  Person,  Lupa and  Quantum  Partners  may be held  through  margin  accounts  maintained  with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.

     (a) The aggregate number of Shares of which the Reporting Person may be deemed a beneficial owner is 6,784,000 (approximately 7.93% of the total number of Shares outstanding). This number consists of (i) 345,000 Shares held for the personal account of the Reporting Person, (ii) 345,000 Shares held for the account of Lupa and (iii) 6,094,000 Shares held for the account of Quantum Partners.

               Mr. Stanley Druckenmiller, a Managing Director of SFM, owns a majority interest in Duquesne Capital Management, L.L.C. ("Duquesne"), a
registered investment adviser. Accounts of investment advisory clients over which Duquesne exercises investment discretion (the "Duquesne Clients") hold 1,012,000 Shares (approximately 1.18% of the total number of Shares outstanding). By reason of his position with Duquesne, Mr. Druckenmiller may be deemed to be the beneficial owner, for purposes of Rule 13d-3 under the Act, of all such Shares held by the Duquesne Clients.

               The Reporting Person expressly disclaims beneficial ownership of any Shares not held directly for the accounts of the Reporting Person, Lupa or Quantum Partners.

     (b) (i) The Reporting Person holds the sole power to direct the vot-ing and disposition of the 345,000 Shares held for his account.

               (ii) By virtue of his position as a general partner of Lupa and the fact that Paul Soros, the other general partner of Lupa, does not normally exercise voting and dispositive power over the investments held for the account of Lupa, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the 345,000 Shares held for the account of Lupa.

                                                               Page 4 of 6 Pages


               (iii) Pursuant to the terms of the SFM contract, the Reporting Person may be deemed to have sole power to direct the voting and disposition of the 6,094,000 Shares held for the account of Quantum Partners.

     (c) Except for the transactions listed in Annex B hereto, which were effected at the direction of SFM and were executed in routine brokerage transactions on the New York Stock Exchange, there have been no transactions with respect to the Shares since October 20, 1996 (60 days prior to the date hereof) effected for any of the accounts of the Reporting Person, Lupa or Quantum Partners.

     (d) (i) The partners of Lupa have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Lupa in accordance with their partnership interests in Lupa.

               (ii) The shareholders of Quantum Partners have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held by Quantum Partners in accordance with their ownership interests in Quantum Partners.

     (e)       Not applicable.

Item 7.        Material to be Filed as Exhibits.

     (a) Power of Attorney dated April 16, 1996 granted by Mr. George Soros in favor of Mr. Sean C. Warren (filed as Exhibit A to the Initial Statement and incorporated herein by reference).

                                                               Page 5 of 6 Pages


                                                         ANNEX B

                                       RECENT TRANSACTIONS IN THE COMMON STOCK OF

                                                  ROWAN COMPANIES, INC.


                                                                Nature of            Number
For the Account of                     Date of Transaction     Transaction         of Shares        Price Per Share
------------------                     -------------------     -----------         ---------        ---------------

Quantum Partners LDC                        11/04/96            Purchase             15,000       $      20.436

                                            11/04/96            Purchase            175,000              20.417

                                            11/05/95            Purchase             35,000              20.341

                                            11/05/96            Purchase            125,000              20.335

                                            11/06/96            Purchase             10,000              20.488

                                            11/08/96            Purchase             25,000              20.520

                                            12/11/96            Purchase            115,000              20.604

                                            12/11/96            Purchase            180,000              20.841

                                            12/11/96            Purchase            104,000              20.926

                                            12/12/96            Purchase             23,700              21.474

                                            12/12/96            Purchase            217,800              21.717

                                            12/12/96            Purchase             40,000              22.050

                                            12/12/96            Purchase             22,500              21.685

                                            12/12/96            Purchase             21,600              21.405

                                            12/13/96            Purchase            134,100              21.032

                                            12/13/96            Purchase             45,000              21.185

                                            12/13/96            Purchase            135,000              21.226

                                                               Page 6 of 6 Pages


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  December 19, 1996                           GEORGE SOROS



                                                   By:  /S/ SEAN C. WARREN
                                                       -------------------------
                                                       Sean C. Warren
                                                       Attorney-in-Fact